Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Three Months Ended March 31, 2000 and 1999

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended
	March 31

	2000	1999

Net earnings	$7,330	$7,940

Weighted Average Number of Common Shares Outstanding:

Basic	46,725,456	46,635,302

Effect of dilutive securities	159,602	266,414

Diluted	46,885,058	46,901,716

Net Earnings per Common Share

—Basic	$0.16	$0.17

—Diluted	$0.16	$0.17